SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))

Common Stock
6% Series B Cumulative Convertible Perpetual Preferred Stock

(Title of Class of Securities)

30162V409
30162V607

(CUSIP Numbers of Class of Securities)

Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.

Irving, TX 75061

(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Maurice M. Lefkort

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telephone: (212) 728-8239; (212) 728-8867

Facsimile: (212) 728-9239; (212) 728-9867

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on May 2, 2022 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on May 10, 2022 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on May 10, 2022 (“Amendment No. 3”) and that certain Amendment No. 4 to Schedule TO filed with the SEC on May 12, 2022 (“Amendment No. 4”, together with the Original Schedule TO, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule TO”). This Amendment No. 5 serves to file a Press Release issued by the Company on May 17, 2022 to announce the completion of the Offer and attached hereto as Exhibit (a)(11)(A) hereto. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

Items 1 through 11.

Items 1 - 11 are hereby amended and updated by the Amendment No. 2 to the Amended and Restated Offer to Exchange, dated May 10, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(K)	Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock, dated March 10, 2022(2)
(a)(1)(L)	Amended and Restated Offer to Exchange, dated May 2, 2022(3)
(a)(1)(M)	Amended and Restated Letter of Transmittal(3)
(a)(1)(N)	Amended and Restated Notice of Guaranteed Delivery(3)
(a)(1)(O)	Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022(4)
(a)(1)(P)	Amendment No. 2 to the Amended and Restated Offer to Exchange, dated May 10, 2022(5)
(a)(1)(Q)	Certificate of Designations, Preferences, Rights and Limitations of Tandem Preferred Stock, dated May 17, 2022(7)
(a)(5)(A)	Press Release issued by the Company, dated April 18, 2022(1)
(a)(7)(A)	Press Release issued by the Company, dated May 2, 2022(3)
(a)(9)(A)	Updated Exela Webpage(4)
(a)(10)(A)	Press Release issued by the Company, dated May 12, 2022(6)
(a)(11)(A)*	Press Release issued by the Company, dated May 17, 2022
107	Filing Fee Table(1)

*	Filed herewith.
(1)	Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on April 18, 2022
(2)	Incorporated by reference from the Amendment No. 11 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 11, 2022
(3)	Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on May 2, 2022.
(4)	Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on May 10, 2022
(5)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on May 10, 2022
(6)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on May 12, 2022
(7)	Incorporated by reference from Form 8-A, filed by the Company with the Securities and Exchange Commission on May 17, 2022

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exela Technologies, Inc.

By:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary

Date: May 17, 2022

EXHIBIT INDEX

(a)(11)(A)*	Press Release issued by the Company, dated May 17, 2022

*       Filed herewith.

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